SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 9
                                    --------
                                 NAVISITE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    63935M109
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                                 (CUSIP Number)

                                  Arthur Becker
                               20 East 66th Street
                               New York, NY 10021
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 63935M109
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Atlantic Investors, LLC
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  15,095,828
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  15,095,828
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  15,095,828
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)              [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  44.7%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  OO
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


Introduction:

This Amendment No. 9 to Schedule 13D (the "Amendment") is being filed by Atlantic Investors, LLC (the "Reporting Person") to disclose certain updated information and the percentage beneficial ownership held by the Reporting Person; no disposition of shares of the Common Stock of NaviSite, Inc. (the "Issuer") held by the Reporting Person is reported herein.

Item 5.  Interest in Securities of the Issuer

     (a) As of November 8, 2007, the Reporting Person in the aggregate beneficially owned 15,095,828 shares of the Issuer's Common Stock, representing approximately 44.7% of the outstanding Common Stock (based on 33,773,399 shares outstanding).

         The Reporting Person, in the management of its working capital requirements and those of its investors, may from time to time pledge a portion of its holdings in the Issuer's Common Stock to support credit arrangements. Those arrangements are generally structured to retain beneficial ownership of any pledged shares for the Reporting Person.






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



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2007

ATLANTIC INVESTORS, LLC
a Delaware Limited Liability Company

By: Madison Technology LLC, a Managing Member

         By: /s/ Arthur Becker
         --------------------------------
         Name:    Arthur Becker
         Title:   Managing Member



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